VIA EDGAR

September 11, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Registration Statement on Form F-4
File No. 333-284035

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Alps Global Holding Pubco (the “Registrant”) and Alps Life Sciences Inc. (the “Co-Registrant”) hereby request that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at, 5:00 p.m., Eastern Time on September 12, 2025, or as soon thereafter as practicable. If there is any change in the acceleration request set forth above, the Registrant and Co-Registrant will promptly notify you of the change, in which case the Registrant and Co-Registrant may be making an oral request of acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant and Co-Registrant or by any attorney from their U.S. counsel, Law Offices of Jenny Chen-Drake.

Very truly yours,

ALPS GLOBAL HOLDING PUBCO

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco

Very truly yours,

ALPS LIFE SCIENCES INC.

/s/ Tham Seng Kong
Tham Seng Kong
Group Chief Executive Officer of Alps Life Sciences Inc.